

June 9, 2015

Via E-mail
John J. Bostjancic
Chief Financial Officer
SeaSpine Holdings Corporation
2302 La Mirada Drive
Vista, California 92081

      Re: SeaSpine Holdings Corporation
              Registration Statement on Form 10
              Filed April 1, 2015
              File No. 001-36905

Dear Mr. Bostjancic:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Amanda Ravitz

                       Amanda Ravitz
                       Assistant Director

cc (via e-mail): Edward Sonnenschein, Esq.